UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of February 2006
KT Corporation
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑   Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑

Disclaimer
1. Financial Highlights
A. Summary of Income Statement
B. Summary of Balance Sheet
2. Operating Results
A. Internet Revenue
B. Data Revenue
C. Telephone Revenue
D. LM (Land to Mobile) Interconnection Revenue
E. Wireless Revenue
F. Operating Expenses
G. Non-operating Income
Equity Method
Schedule for Amortization on Goodwill
H. Non-operating Expenses
Appendix 1: Factsheet
Appendix 2: Summary of Annual Income Statement
SIGNATURES

KT Corp has announced its target for 2006 during the 2005 YE conference call.
Details are as follows:
Revenue: KRW 11.7 trillion
Operating profit: KRW 1.6 trillion
EBITDA: KRW 3.9 trillion
* EBITDA = operating profit + depreciation expenses

February 3rd, 2006
4th Quarter 2005
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KTC)

Disclaimer
This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of December 31, 2005 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report as of December 31, 2005 will be filed with the Financial Supervisory Service (FSS) and the Korea Exchange (KRX) in March 31, 2006.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.
Tel : 82-31-727-0931~4
Fax : 82-31-727-0949
E-mail: pax@kt.co.kr

1. Financial Highlights
A. Summary of Income Statement

	2005	2005	2005 4Q / 2005 3Q			2004	2005 4Q / 2004 4Q
(KRW bn)	4Q	3Q	amount		Δ%	4Q	amount		Δ%
Operating revenue	2,970.1	2,938.7	31.4		1.1%	2,871.2	99.0		3.4%
☐ Internet access	630.9	635.7	-4.8		-0.8%	629.1	1.8		0.3%
☐ Internet application	58.9	56.1	2.8		4.9%	50.3	8.6		17.1%
☐ Data	324.2	328.1	-3.9		-1.2%	339.4	-15.2		-4.5%
☐ Telephone	1,084.7	1,087.8	-3.0		-0.3%	1,111.8	-27.0		-2.4%
☐ LM	450.7	445.0	5.7		1.3%	446.3	4.4		1.0%
☐ Wireless	262.8	285.5	-22.7		-8.0%	193.3	69.5		35.9%
☐ Satellite	28.3	29.4	-1.1		-3.6%	29.3	-0.9		-3.1%
☐ Real estate	29.0	21.6	7.5		34.6%	20.0	9.1		45.5%
☐ Others	100.6	49.6	51.0		102.7%	51.8	48.8		94.3%
o SI	103.4	44.2	59.2		134.0%	48.9	54.4		111.2%
Operating expenses	2,702.8	2,486.8	216.1		8.7%	2,583.9	118.9		4.6%
☐ Labor	637.8	624.0	13.8		2.2%	572.7	65.2		11.4%
☐ Commissions	178.5	175.2	3.3		1.9%	174.8	3.7		2.1%
☐ Sales commission	48.8	73.3	-24.4		-33.3%	68.2	-19.3		-28.4%
☐ Sales promotion	86.1	89.7	-3.6		-4.0%	105.7	-19.6		-18.5%
☐ Advertising	47.7	25.1	22.6		90.0%	37.8	9.9		26.2%
☐ Provision for doubtful accounts	9.8	9.8	-0.1		-0.8%	100.7	-91.0		-90.3%
☐ Depreciation	629.0	564.5	64.5		11.4%	628.7	0.3		0.0%
☐ Repairs & maintenance	113.6	137.5	-23.9		-17.4%	102.8	10.8		10.5%
☐ Cost of goods sold	102.7	91.1	11.5		12.6%	77.5	25.2		32.5%
☐ Cost of service provided	557.2	464.9	92.3		19.9%	473.8	83.4		17.6%
☐ R&D	86.3	63.1	23.2		36.7%	85.9	0.4		0.5%
☐ Others	205.3	168.5	36.8		21.8%	155.4	49.9		32.1%
Operating income	267.3	452.0	-184.7		-40.9%	287.2	-20.0		-6.9%
Operating margin	9.0%	15.4%	-6.4%	P		10.0%	-1.0%	P
EBITDA(1)	896.3	1,016.4	-120.1		-11.8%	915.9	-19.7		-2.1%
EBITDA margin	30.2%	34.6%	-4.4%	P		31.9%	-1.7%	P
Non-operating income	48.9	89.6	-40.6		-45.4%	659.6	-610.7		-92.6%
Non-operating expenses	232.9	172.7	60.2		34.9%	389.8	-156.9		-40.2%
Ordinary income	83.3	368.8	-285.5		-77.4%	557.1	-473.8		-85.0%
Income tax expenses	-19.7	63.4	-83.1		N/A	160.9	-180.6		N/A
Effective tax rate	-23.6%	17.2%	N/A			28.9%	N/A
Net income	103.0	305.4	-202.4		-66.3%	396.2	-293.2		-74.0%
EPS (won)	483	1,063	-580		-54.5%	1,443	-960		-66.5%

(1)	EBITDA = Operating income + Depreciation
o	Revenue
-	Revenue increased compared to the previous quarter due to increased SI revenue for receiving more SI project orders such as government IT center, increased estate rental revenues and increased LM traffic.

-	Revenue increased compared to the corresponding period of 2004 due to PCS sub increase and increased SI project orders.
o	Operating expenses
-	Operating expenses increased compared to the previous quarter due to an increase in cost of service provided (cost of providing PCS service and cost of providing SI service), R&D and advertising expenses.

-	Operating expenses increased compared to the corresponding period of 2004 due to an increase in cost of service provided, labor, cost of goods sold, repairs & maintenance and commissions as the number of PCS and broadband subscribers increases.
o	Income tax expenses
-	Income tax expenses decreased compared to the previous quarter due to a decrease in ordinary income and increase in temporary tax credit from government for making new investments.

B. Summary of Balance Sheet

	2005	2005	2005 4Q / 2005 3Q			2004		2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount		Δ%	4Q		amount	Δ%
Total assets	17,912.9	18,048.5	-135.6		-0.8%	20,114.0		-2,201.1	-10.9%
☐ Current assets	3,402.9	3,838.3	-435.3		-11.3%	5,295.7		-1,892.7	-35.7%
o Quick assets	3,287.1	3,706.4	-419.3		-11.3%	5,195.0		-1,907.9	-36.7%
- Cash & Cash equivalents	1,155.5	1,419.8	-264.3		-18.6%	3,126.2		-1,970.7	-63.0%
o Inventories	115.9	131.9	-16.0		-12.1%	100.7		15.2	15.1%
☐ Non-current assets	14,510.0	14,210.2	299.7		2.1%	14,818.4		-308.4	-2.1%
o Investments	3,655.3	3,494.2	161.2		4.6%	3,882.2		-226.9	-5.8%
- KTF shares	2,551.8	2,446.2	105.6		4.3%	2,428.1		123.8	5.1%
- Long-term loans	311.3	341.2	-29.9		-8.8%	443.2		-131.9	-29.8%
- Others	792.2	706.7	85.4		12.1%	1,010.9		-218.8	-21.6%
o Tangible assets	10,411.5	10,324.8	86.7		0.8%	10,637.1		-225.5	-2.1%
o Intangible assets	443.1	391.2	51.9		13.3%	299.1		144.0	48.1%
Total liabilities	9,903.9	10,253.7	-349.8		-3.4%	12,667.5		-2,763.6	-21.8%
☐ Current liabilities	3,091.8	3,329.5	-237.7		-7.1%	6,144.0		-3,052.2	-49.7%
o Interest-bearing debts	800.5	1,293.4	-492.9		-38.1%	3,995.9		-3,195.4	-80.0%
o Accounts payable	728.6	609.3	119.3		19.6%	683.5		45.0	6.6%
o Others	1,562.8	1,426.8	136.0		9.5%	1,464.6		98.2	6.7%
☐ Long-term liabilities	6,812.1	6,924.2	-112.2		-1.6%	6,523.5		288.6	4.4%
o Interest-bearing debts	5,372.6	5,412.4	-39.8		-0.7%	5,038.8		333.8	6.6%
o Installation deposit	958.9	982.5	-23.6		-2.4%	1,087.3		-128.4	-11.8%
o Others	480.6	529.3	-48.7		-9.2%	397.4		83.2	20.9%
Total shareholders’ equity	8,009.0	7,794.7	214.3		2.7%	7,446.5		562.5	7.6%
☐ Common stock	1,561.0	1,561.0	0.0		0.0%	1,561.0		0.0	0.0%
☐ Capital surplus	1,440.3	1,440.3	0.0		0.0%	1,440.3		0.0	0.0%
☐ Retained earnings	8,764.2	8,661.2	103.0		1.2%	8,399.1		365.0	4.3%
☐ Capital adjustments	-3,756.4	-3,867.7	111.3		N/A	-3,953.9		197.4	N/A
o Treasury stock	-3,840.5	-3,840.5	0.0		N/A	-3,962.6		122.1	N/A
o Gain (loss) on valuation of investment☐	0.0	-0.4	0.4		N/A	3.1		-3.1	N/A
o Others	84.0	-26.8	110.8		N/A	5.6		78.4	1391.6%
Total interest-bearing debt	6,173.1	6,705.8	-532.8		-7.9%	9,034.7		-2,861.6	-31.7%
Net debt	5,017.6	5,286.1	-268.4		-5.1%	5,908.5		-890.9	-15.1%
Net debt / Total shareholders’ equity	62.6%	67.8%	-5.2%	P	79.3%	-16.7%	P

o Assets

- Cash & cash equivalents decreased compared to the corresponding period of 2004 due to redemption of domestic bond and foreign debt, and investments decreased during the same period due to:

· decrease in long-term loans for purchasing treasury shares

· classifying and recognizing deferred tax assets/liabilities in current or non-current portion in accordance with amended corporate accounting standards

- Tangible assets increased compare to the previous quarter as CAPEX increased.

o Liabilities

- Reduction of 349.8 billion from the previous quarter was due to redemption of bonds and debts.

o Shareholders’ Equity

- Recorded slightly higher than previous quarter aided by net income of KRW 103 billion from the current quarter.

2. Operating Results
A. Internet Revenue

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Internet access	630.9	635.7	-4.8	-0.8%	629.1	1.8	0.3%
☐ Broadband	558.7	560.2	-1.6	-0.3%	558.9	-0.3	0.0%
o Megapass	536.3	536.4	-0.1	0.0%	529.4	6.9	1.3%
o Nespot	22.4	23.8	-1.4	-6.1%	29.5	-7.2	-24.2%
☐ Kornet	71.8	74.9	-3.2	-4.2%	69.3	2.5	3.6%
☐ Others	0.4	0.5	-0.1	-14.4%	0.9	-0.5	-51.1%
Internet application	58.9	56.1	2.8	4.9%	50.3	8.6	17.1%
☐ IDC	24.9	20.3	4.5	22.4%	25.3	-0.4	-1.5%
☐ Bizmeka	15.8	22.0	-6.2	-28.1%	12.9	2.9	22.5%
☐ Others	18.2	13.8	4.4	31.8%	12.2	6.1	50.1%

o Compare to the previous quarter, Internet access revenue decreased mainly due to a decrease in Kornet service for corporate users.

o Internet application revenue increased due to increased demand for IDC(Internet Data Center) and medical information solution service.
B. Data Revenue

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Data	324.2	328.1	-3.9	-1.2%	339.4	-15.2	-4.5%
☐ Leased line	284.9	291.6	-6.7	-2.3%	294.1	-9.1	-3.1%
o Local	123.4	126.9	-3.5	-2.8%	126.8	-3.4	-2.7%
o Domestic long distance	86.3	89.3	-3.0	-3.4%	85.5	0.8	0.9%
o International long distance	3.5	4.1	-0.6	-14.8%	4.6	-1.2	-25.1%
o Broadcasting & others	71.8	71.3	0.5	0.7%	77.2	-5.4	-7.0%
☐ Other data	39.2	36.4	2.8	7.7%	45.3	-6.1	-13.4%
o Packet data	2.6	3.1	-0.5	-16.1%	4.4	-1.8	-41.9%
o National network ATM	19.3	17.6	1.7	9.5%	21.3	-2.1	-9.6%
o Others	17.4	15.8	1.6	10.3%	19.6	-2.2	-11.1%

o Leased line revenue decreased due to a decrease in demand for local and domestic long distance leased line service.

C. Telephone Revenue

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Telephone revenue	1,084.7	1,087.8	-3.0	-0.3%	1,111.8	-27.0	-2.4%
☐ Subscriber connection	351.8	348.0	3.8	1.1%	394.1	-42.3	-10.7%
o Subscription fee	14.7	14.7	0.0	0.2%	17.0	-2.3	-13.3%
o Basic monthly fee	281.4	282.0	-0.6	-0.2%	282.4	-1.0	-0.4%
o Installation	10.1	9.2	1.0	10.6%	10.2	-0.1	-0.7%
o Interconnection	45.6	42.2	3.4	8.2%	84.5	-39.0	-46.1%
☐ Local	270.2	267.1	3.2	1.2%	270.1	0.1	0.1%
o Usage	186.9	186.2	0.7	0.4%	205.3	-18.4	-9.0%
o Interconnection	36.4	35.0	1.4	4.1%	23.4	13.0	55.6%
o Others	46.9	45.9	1.0	2.2%	41.4	5.6	13.4%
☐ Domestic long distance	186.3	184.1	2.1	1.2%	180.3	5.9	3.3%
o Usage	177.9	176.5	1.4	0.8%	196.5	-18.6	-9.5%
o Interconnection	8.1	7.4	0.7	9.6%	-16.5	24.6	N/A
o Others	0.3	0.3	0.0	1.1%	0.4	-0.1	-14.4%
☐ International long distance	52.1	58.8	-6.6	-11.3%	61.6	-9.5	-15.4%
☐ International settlement	42.9	43.5	-0.6	-1.4%	44.5	-1.6	-3.6%
☐ VoIP	6.8	5.7	1.1	20.2%	4.1	2.7	64.5%
☐ VAS	96.4	95.0	1.4	1.4%	88.5	7.8	8.9%
☐ Public telephone	5.4	9.7	-4.3	-44.3%	11.1	-5.7	-51.2%
☐ 114 phone directory service	31.0	31.1	0.0	-0.1%	31.6	-0.6	-1.9%
☐ Others	41.8	44.9	-3.1	-6.9%	25.8	16.0	61.9%

o	Telephone revenue decreased compared to the previous quarter because:

-	decrease in international long distance and public telephone revenue due to overall decline in traffic volume.

-	decrease in Ann handset sales which led to decline in other telephone revenue.

o	Telephone revenue decreased compared to the corresponding period of 2004

-	Even though sales of Ann handset in other telephone revenue increased, there was a bigger decline in usage revenue as local and domestic long distance traffic declined.

D. LM (Land to Mobile) Interconnection Revenue

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
LM Revenue	450.7	445.0	5.7	1.3%	446.3	4.4	1.0%
LM interconnection cost	231.0	207.9	23.0	11.1%	241.3	-10.3	-4.3%

o	LM revenue increased compare to the previous quarter and the same period of last year mainly due to expiration of monthly offering of 5-minute free LM calls as of November 30, 2005.

o	It takes approximately two months for operators to verify the actual volume of LM traffic. KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This is the reason why LM interconnection cost is not directly related to the volatility of LM traffic.
E. Wireless Revenue

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Wireless revenue	262.8	285.5	-22.7	-8.0%	193.3	69.5	35.9%
☐ PCS resale	240.7	274.1	-33.4	-12.2%	190.1	50.7	26.7%
o PCS service	215.3	217.3	-1.9	-0.9%	186.1	29.2	15.7%
o Handset sales	25.4	56.8	-31.5	-55.4%	3.9	21.4	545.8%
☐ Others	22.1	11.4	10.7	93.4%	3.3	18.8	577.2%

o	Wireless revenue decrease was due to decline in handset sales.

F. Operating Expenses

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Labor	637.8	624.0	13.8	2.2%	572.7	65.2	11.4%
☐ Salaries & wages	462.1	438.2	24.0	5.5%	411.8	50.4	12.2%
☐ Employee benefits	132.3	131.0	1.3	1.0%	116.1	16.2	13.9%
☐ Provision for retirement	43.4	54.8	-11.5	-20.9%	44.7	-1.3	-3.0%
Commissions	178.5	175.2	3.3	1.9%	174.8	3.7	2.1%
Marketing expenses	182.7	188.1	-5.4	-2.9%	211.7	-29.0	-13.7%
☐ Sales commission	48.8	73.3	-24.4	-33.3%	68.2	-19.3	-28.4%
☐ Sales promotion	86.1	89.7	-3.6	-4.0%	105.7	-19.6	-18.5%
☐ Advertising	47.7	25.1	22.6	90.0%	37.8	9.9	26.2%
Provision for doubtful accounts	9.8	9.8	-0.1	-0.8%	100.7	-91.0	-90.3%
Depreciation	629.0	564.5	64.5	11.4%	628.7	0.3	0.0%
Repairs and Maintenance	113.6	137.5	-23.9	-17.4%	102.8	10.8	10.5%
Cost of goods sold	102.7	91.1	11.5	12.6%	77.5	25.2	32.5%
☐ PCS handset cost	61.2	41.5	19.8	47.6%	43.8	17.5	39.9%
☐ PDA, WLAN card, others	41.4	49.7	-8.2	-16.6%	33.7	7.7	22.9%
Cost of service provided	557.2	464.9	92.3	19.9%	473.8	83.4	17.6%
☐ Cost of service	272.2	209.2	63.0	30.1%	182.1	90.1	49.5%
o PCS resale network cost to KTF	111.8	105.2	6.6	6.3%	68.2	43.6	63.9%
o SI service cost	99.4	42.2	57.3	135.9%	56.2	43.2	76.9%
o Others	60.9	61.9	-0.9	-1.5%	57.7	3.2	5.6%
☐ International settlement cost	54.1	47.8	6.3	13.2%	50.4	3.7	7.3%
☐ LM interconnection cost	231.0	207.9	23.0	11.1%	241.3	-10.3	-4.3%
R&D	86.3	63.1	23.2	36.7%	85.9	0.4	0.5%
Others	205.3	168.5	36.8	21.8%	155.4	49.9	32.1%
* CAPEX	794.8	578.5	216.3	37.4%	699.7	95.1	13.6%

o	Compare to the same period of last year, increase in labor expense is caused by increase in salaries and wages reflecting collective bargain agreement made in August of 2005.

o	Marketing expenses decreased compared to the previous quarter and the same quarter of 2004 as KT efficiently controls outside sales channels.

o	Repairs and Maintenance for quality of service improvement decreased compare to the previous quarter as KT maximized efficiency.

o	Cost of goods sold increased compared to the previous quarter and the same period of 2004 as KT adjusted the value of old PCS handsets according to current market value and recognized the difference as cost of goods sold.

o	Cost of service provided compared to the previous quarter and the same period of 2004 increased because KT has recognized more SI service cost as SI revenue increased.

o	Other operating expenses increased because comprehensive real estate tax (approximately 29.7 billion won) was recognized in the current quarter

G. Non-operating Income

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Non-operating income	48.9	89.6	-40.6	-45.4%	659.6	-610.7	-92.6%
☐ Gains on disposition of investments	0.0	0.4	-0.4	N/A	7.8	-7.8	N/A
☐ Gains on disposition of tangible assets	8.5	1.8	6.6	362.6%	0.7	7.7	1047.0%
☐ Interest income	20.5	15.6	4.8	30.8%	36.5	-16.0	-43.9%
☐ FX transaction gain	5.9	3.5	2.4	68.6%	7.7	-1.8	-23.3%
☐ FX translation gain	38.3	-20.4	58.6	N/A	513.8	-475.5	-92.6%
☐ USO fund	-49.8	20.3	-70.2	N/A	62.3	-112.2	N/A
☐ Gain on equity method	20.0	32.6	-12.7	-38.8%	0.0	20.0	N/A
☐ Others	5.7	35.6	-29.8	-83.9%	30.8	-25.0	-81.3%

o	As of September 2005, our foreign currency net debt exposure (total borrowings in foreign currency of US$ 1,611 million — total foreign currency deposit of US$ 57 million) stood at US$ 1,554 million. The US$ depreciated by 25 won (1,038.0 won per dollar at the end of June → 1,013.0 won per dollar at the end of September), resulting in FX translation gain of 31.5 billion (FX translation gain of 38.3 billion won — FX translation loss of 6.8 billion won = FX translation gain of 31.5 billion won).

o	Negative amount was recognized by adjusting the over-estimated USO fund until the 3rd quarter of 2005 as the USO fund was finalized in January 2006.
<Equity Method>

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
☐ Gain on equity method	20.0	32.6	-12.7	-38.8%	0.0	20.0	N/A
☐ Loss on equity method	5.4	-6.8	12.2	N/A	40.5	-35.1	-86.7%
Gain or loss on equity method	14.6	39.5	-24.9	-63.1%	-40.5	55.0	N/A

Gain or loss on equity method
☐ Gain or loss from KTF	52.1	68.1	-16.0	-23.5%	46.0	6.1	13.3%
☐ Amortization on goodwill from KTF	-45.6	-45.6	0.0	N/A	-48.8	3.2	N/A
☐ Other subsidiaries	8.1	17.0	-8.9	-52.5%	-37.7	45.7	N/A
<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

	2005	2005	2005 4Q / 2005 3Q		2004	2005 4Q / 2004 3Q
(KRW bn)	4Q	3Q	amount	Δ%	4Q	amount	Δ%
Non-operating expenses	232.9	172.7	60.2	34.9%	389.8	-156.9	-40.2%
☐ Interest expense	109.4	100.6	8.9	8.8%	114.1	-4.6	-4.1%
☐ FX transaction loss	1.8	7.0	-5.3	-74.9%	16.2	-14.4	-89.1%
☐ FX translation loss	6.8	-4.9	11.7	N/A	54.3	-47.5	-87.4%
☐ Loss on equity method	5.4	-6.8	12.2	N/A	40.5	-35.1	-86.7%
☐ Loss on disposition of fixed assets	17.2	11.8	5.4	45.9%	26.2	-9.0	-34.3%
☐ Others	92.2	65.0	27.2	41.9%	138.5	-46.3	-33.4%

o	Compare to the same period of last year, other non-operating expenses increased because there was derivatives translation loss of approximately KRW 110 billion for hedging foreign currency fluctuations.

Appendix 1: Factsheet
Broadband

	Dec-04	Mar-05	Jun-05	Sep-05	Oct-05	Nov-05	Dec-05
Broadband Subs	6,077,694	6,133,293	6,172,475	6,241,213	6,240,185	6,245,295	6,242,592
Net Addition	12,372	26,022	13,917	12,454	-3,855	5,110	-2,703
o Megapass Lite	4,888,980	4,862,075	4,821,986	4,834,442	4,820,625	4,810,788	4,789,363
o Megapass Premium	662,841	688,997	717,099	724,032	722,302	721,421	718,017
o Megapass Special (1)	2,765	4,970	5,973	7,206	7,518	7,844	8,192
o Megapass Ntopia	523,108	577,251	627,417	675,533	689,740	705,242	727,020
Broadband M/S
KT	51.0%	50.7%	50.3%	51.8%	51.7%	51.4%	51.2%
Hanaro	23.1%	22.7%	22.7%	23.0%	22.9%	22.7%	22.7%
Thrunet	10.8%	10.6%	10.4%	7.7%	7.5%	7.3%	6.9%
Others	15.1%	16.0%	16.6%	17.5%	17.9%	18.6%	19.2%
WLAN

	Dec-04	Mar-05	Jun-05	Sep-05	Oct-05	Nov-05	Dec-05
WLAN Subs	418,451	455,958	482,098	513,844	499,932	497,223	492,588
o NESPOT Family	238,526	243,902	245,719	242,976	237,008	234,754	233,481
o NESPOT Solo	29,914	32,189	34,155	37,218	35,652	36,057	36,382
o NESPOT Pop	131,882	154,364	171,113	189,955	181,584	180,745	177,396
o NESPOT Biz	18,129	25,503	31,111	43,695	45,688	45,667	45,329
Leased Lines

	Dec-04	Mar-05	Jun-05	Sep-05	Oct-05	Nov-05	Dec-05
Leased Lines	426,633	422,728	417,312	412,145	409,821	410,088	410,036
o Local leased line	390,085	387,080	382,946	378,615	376,403	376,671	376,620
o DLD leased line	36,233	35,404	34,119	33,300	33,200	33,203	33,217
o International leased line	110	105	111	101	89	89	86
o Broadcasting leased line	205	139	136	129	129	125	114
Internet Leased Lines	38,775	39,603	40,995	42,523	42,935	43,281	43,818
Leased Line M/S	67.6%	67.1%	66.5%	66.1%	66.0%	65.9%	65.8%
Fixed-line

	Dec-04	Mar-05	Jun-05	Sep-05	Oct-05	Nov-05	Dec-05
Fixed-line Subs (‘000)	21,091	21,107	21,056	21,013	20,982	20,927	20,837
Residential users (%)	72%	72%	72%	72%	72%	72%	72%
Non-refundable users(%)	72%	72%	72%	72%	72%	72%	72%
Caller ID Users (‘000)	4,043	4,057	4,049	4,123	4,155	4,200	4,222
VAS users (‘000)	12,803	13,062	13,255	13,209	13,167	13,174	13,138
Fixed-line M/S
Local M/S (subscriber base)	93.8%	93.8%	93.5%	93.2%	93.1%	93.1%	93.2%
DLD (revenue base) (3)	83.7%	83.5%	83.5%	85.7%	85.4%	85.5%
ILD (revenue base) (4)	45.1%	45.3%	45.1%	44.6%	44.8%	44.6%
Reference Data

	Dec-04	Mar-05	Jun-05	Sep-05	Oct-05	Nov-05	Dec-05
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,294	48,294
Number of Household	15,538	15,789	15,789	15,789	15,789	15,789	15,789

Company data except Braodband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office

*	Broadband ARPU: excluding revenue from WLAN

(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.

(2)	The number of VDSL technology applied subscribers among Megapass service

(3)	Special telecom service providers are included in DLD M/S calculation.

(4)	Special telecom service providers are included in ILD M/S calculation.

Appendix 2: Summary of Annual Income Statement

(Unit: KRW bn)	2005	2004	2005 / 2004
			Amount	Δ%
Operating Revenue	11,877.3	11,850.8	26.5	0.2%
Internet access	2,562.7	2,470.9	91.8	3.7%
Internet application	241.9	185.9	56.0	30.1%
Data	1,330.4	1,343.9	-13.5	-1.0%
Telephone	4,396.6	4,486.6	-90.0	-2.0%
LM	1,773.5	1,882.6	-109.1	-5.8%
Wireless	1,155.3	1,123.1	32.2	2.9%
Satellite	114.7	119.8	-5.0	-4.2%
Real estate	92.6	69.8	22.8	32.7%
Others	209.5	168.2	41.3	24.5%
Operating Expense	10,209.5	9,723.7	485.8	5.0%
Depreciation	2,171.6	2,279.2	-107.6	-4.7%
Labor	2,563.6	2,284.4	279.1	12.2%
Commissions	659.7	658.5	1.2	0.2%
Marketing Expense	824.2	750.5	73.7	9.8%
Provision for doubtful accounts	57.7	239.0	-181.2	-75.8%
Repairs and maintenance	417.5	418.5	-1.0	-0.2%
Cost of goods sold	523.9	554.8	-30.9	-5.6%
Cost of service provided	1,903.8	1,746.0	157.8	9.0%
Research and development	257.4	254.3	3.1	1.2%
Others	830.1	538.6	291.6	54.1%
Operating Margin	1,667.8	2,127.1	-459.3	-21.6%
Operating Margin	14.0%	17.9%	-3.9%
EBITDA	3,839.4	4,406.3	-566.9	-12.9%
EBITDA Margin	32.3%	37.2%	-4.9%
Non-operating Income	546.9	988.3	-441.4	-44.7%
Non-operating Expense	880.2	1,315.9	-435.8	-33.1%
Ordinary Income	1,334.6	1,799.5	-465.0	-25.8%
Income Tax Expense	337.3	544.0	-206.8	-38.0%
Net Income	997.3	1,255.5	-258.2	-20.6%
EPS (Won)	4,681	5,957	-1,276	-21.4%

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 3, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim

Name: Thomas Bum Joon Kim
Title: Assistant Vice President